UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             LaCrosse Footwear, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   505688 10 1
            -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                               Page 1 of 9 Pages

-------------------------------------------------
CUSIP No.   505688 10 1
-------------------------------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Schneider Family Voting Trust,  George W. Schneider,
       Virginia F. Schneider,  Joseph P. Schneider,
       Steven M. Schneider and Patrick Greene, Trustees
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [X]
                                                                      (b)  [ ]

====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Not Applicable

======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 -0-
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                3,201,299
                        ====== =================================================
        EACH               7   SOLE DISPOSITIVE POWER

      REPORTING                3,201,299
                        ====== =================================================
       PERSON              8   SHARED DISPOSITIVE POWER

        WITH                   -0-
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,201,299
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]


====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       50.2%
====== =========================================================================
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       00:  a trust
====== =========================================================================



                               Page 2 of 9 Pages

-------------------------------------------------
CUSIP No.   505688 10 1
-------------------------------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       George W. and Virginia F. Schneider Trust U/A dated September 1, 1987, George W. and Virginia F. Schneider, Co-Trustees
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [X]
                                                                      (b)  [ ]

====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Not Applicable
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 43,890
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                1,287,005
                        ====== =================================================
        EACH               7   SOLE DISPOSITIVE POWER

      REPORTING                43,890
                        ====== =================================================
       PERSON              8   SHARED DISPOSITIVE POWER

        WITH                   -0-
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,330,895
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]


====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       20.9%
====== =========================================================================
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       00:  a trust
====== =========================================================================



                               Page 3 of 9 Pages

-------------------------------------------------
CUSIP No.   505688 10 1
-------------------------------------------------


Item 1(a).               Name of Issuer:

                         LaCrosse Footwear, Inc.

Item 1(b).               Address of Issuer's Principal Executive Offices:

                         1319 St. Andrew Street
                         La Crosse, Wisconsin  54603

Item 2(a).               Name of Persons Filing:

                         Schneider Family Voting Trust ("Voting Trust"), George W. Schneider, Virginia F. Schneider, Joseph P. Schneider, Steven M. Schneider and Patrick Greene, Trustees

                         George W. and Virginia F. Schneider Trust U/A dated September 1, 1987 ("Living Trust"), George W. and Virginia F. Schneider, Co-Trustees

                         This statement on Schedule 13G is being filed on behalf of both the Voting Trust and the Living Trust. 1,287,005 shares of the Issuer's Common Stock reported as beneficially owned by the Living Trust are deposited in the Voting Trust.

Item 2(b).               Address of Principal Business Office or, if none,
                         Residence:

                         The address of the Voting Trust is 1319 St. Andrew Street, La Crosse, Wisconsin 54603

                         The address of the Living Trust is P.O. Box 71, Redondo Beach, California 90277

Item 2(c).               Citizenship:

                         Not Applicable

Item 2(d).               Title of Class of Securities:

                         Common Stock, $.01 par value

Item 2(e).               CUSIP Number:

                         505688 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                         Not Applicable



                               Page 4 of 9 Pages

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CUSIP No.   505688 10 1
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Item 4.                  Ownership (as of December 31, 1999).

                         Voting Trust

                         (a)    Amount Beneficially Owned:  3,201,299 shares.

                         (b)    Percent of Class:  50.2%

                         (c)    Number of shares as to which such person has:

                                (i)   sole power to vote or to direct the vote

                                      - 0 -

                                (ii)  shared power to vote or to direct the vote

                                      3,201,299 shares

                                (iii) sole  power to  dispose or to direct the
                                      disposition of

                                      3,201,299 shares

                                (iv) shared power to dispose or to direct the disposition of

                                      - 0 -

                         George W. and Virginia F. Schneider and 12 other members of their family, including certain affiliated entities, entered into a voting trust agreement in June 1982. Pursuant to the trust agreement, as amended, all shares of the Issuer's former Class A voting Common Stock (now Common Stock) held by such individuals and entities were initially deposited into the Voting Trust created thereunder. Each depositor and beneficiary holding Voting Trust certificates issued thereunder (which now includes 12 other members (or affiliated trusts) of the Schneider family) also agreed to transfer to the Voting Trust all shares of Common Stock thereafter acquired, provided that no such depositor or beneficiary is required to transfer, assign or set over to the trustees shares of Common Stock acquired by gift on or after January 15, 1994 from George W. or Virginia
                         F. Schneider.

                         Under the Voting Trust, the five trustees (currently, George W. Schneider, Virginia F. Schneider, Joseph P. Schneider, Steven M. Schneider and Patrick Greene),
                         acting by majority action, are vested with the exclusive right to sell, transfer or dispose of the deposited shares and to vote such deposited shares in their discretion on all matters on which such shares are entitled to vote; provided, however, that in the event of a proposed recapitalization, reorganization, merger, consolidation, liquidation, sale of all or substantially all of the assets of the Issuer or a comparable transaction, in addition to the necessary vote of the trustees, any such action shall also require the affirmative vote or consent of the beneficiaries holding Voting Trust certificates representing at least 75% of the aggregate number of



                               Page 5 of 9 Pages

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CUSIP No.   505688 10 1
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                         votes of the then deposited  shares.  The beneficiaries
                         are also entitled to receive all cash dividends or other distributions (other than in capital stock of the Issuer) declared and paid on the deposited shares.

                         The deposited shares may only be withdrawn from the Voting Trust by a beneficiary prior to the expiration or termination of the Voting Trust if the trustees allow such withdrawal; provided, however, that on January 31 of each year (commencing on January 31,
                         1998) each beneficiary will automatically receive 10,000 shares.

                         The Voting Trust continues in effect until April 1, 2005, and thereafter for up to an additional successive five-year period if the trustees so elect. Notwithstanding the foregoing, in the event of a reorganization, merger or consolidation in which the Issuer does not survive, a liquidation of the Issuer, a sale of all or substantially all of the assets of the Issuer or a sale of all of the Common Stock held by the trustees under the Voting Trust, the Voting Trust shall automatically terminate. Additionally, the Voting Trust may be terminated at any time prior to the expiration thereof by the trustees with the affirmative vote or consent of the beneficiaries holding Voting Trust certificates representing at least 75% of the aggregate number of votes of the then deposited shares.

                         Living Trust

                         (a)    Amount Beneficially Owned:  1,330,895 shares.

                         (b)    Percent of Class:  20.9%

                         (c)    Number of shares as to which such person has:

                                (i)   sole power to vote or to direct the vote

                                      43,890 shares

                                (ii)  shared power to vote or to direct the vote

                                      1,287,005 shares

                                (iii) sole  power to  dispose or to direct the
                                      disposition of

                                      43,890 shares

                                (iv) shared power to dispose or to direct the disposition of

                                      - 0 -


                         1,287,005 shares reported as beneficially owned by the Living Trust are deposited in the Voting Trust and, thereby, the Living Trust and its co-trustees, as a



                               Page 6 of 9 Pages

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CUSIP No.   505688 10 1
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                         beneficiary  of the Voting  Trust,  share  voting power
                         with the trustees of the Voting Trust over such securities (see above) but do not have any power to dispose of such shares (since the trustees of the Voting Trust have sole dispositive power, see above).

                         Overall

                         The aggregate number and percentage of Common Stock of the Issuer to which this Schedule 13G relates is 3,245,189 shares, representing 50.9% of the 6,379,449 shares outstanding as stated in the Issuer's Form 10-Q for the quarter ended October 2, 1999.

Item 5.                  Ownership of Five Percent or Less of a Class.

                         Not Applicable

Item 6.                  Ownership of More than Five Percent on Behalf of
                         Another Person.

                         See Item 4 above. The Living Trust, as a beneficiary of the Voting Trust, has the right to receive all cash dividends from, and the proceeds from the sale of, its shares of Common Stock held in the Voting Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                         Not Applicable

Item 8.                  Identification and Classification of Members of the
                         Group.

                         Not Applicable

Item 9.                  Notice of Dissolution of Group.

                         Not Applicable

Item 10.                 Certification.

                         Not Applicable



                               Page 7 of 9 Pages

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CUSIP No.   505688 10 1
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2000
---------------------------------------
Date


SCHNEIDER FAMILY VOTING TRUST



/s/ George W. Schneider
---------------------------------------
George W. Schneider, Trustee



/s/ Virginia F. Schneider
---------------------------------------
Virginia F. Schneider, Trustee



                               Page 8 of 9 Pages

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CUSIP No.   505688 10 1
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2000
---------------------------------------
Date


GEORGE W. AND VIRGINIA F. SCHNEIDER
TRUST U/A DATED SEPTEMBER 1, 1987



/s/ George W. Schneider
---------------------------------------
George W. Schneider, Trustee



/s/ Virginia F. Schneider
---------------------------------------
Virginia F. Schneider, Trustee



                               Page 9 of 9 Pages